Exhibit 12.1

Avangrid, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio)

	Year Ended December 31,					Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017	2016
Earnings
Income (loss) before income tax from continuing operations	$1,009	$301	$706	$(38)	$49	$638	$752
Less:
Earnings (losses) from equity method investments	7	—	12	(3)	(3)	3	4
Capitalized interest	20	13	12	9	10	18	15
Add:
Fixed charges	312	298	272	271	340	244	241

Total Earnings Available for Fixed Charges	$1,294	$586	$954	$227	$382	$861	$974

Fixed Charges
Interest expense, net of capitalization	268	267	243	245	316	210	212
Capitalized interest	20	13	12	9	10	18	15
1/3 of rental charges (represents interest portion)	24	18	17	17	14	16	14

Total Fixed Charges	$312	$298	$272	$271	$340	$244	$241

Ratio of Earnings to Fixed Charges (1)	4.15	1.97	3.51	0.84	1.12	3.53	4.04

(1)	Income (loss) before income tax from continuing operations for the years ended December 31, 2013 and 2012, includes impairment charges of $620 million and $463 million, respectively, which had a significant effect on the ratio of earnings to fixed charges calculated for both periods. For the year ended December 31, 2013, the amount of insufficient coverage of the ratio of earnings to fixed charges was $44 million.